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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-27350

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Analysis Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One South Wacker Drive, Suite 3900
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Riaad Khan (312) 258-7199
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US, LLP
(Name – *if individual, state last, first, middle name*)

30 South Wacker Drive, Suite 3300	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Riaad Khan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Analysis Securities Corporation, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANGELA E SOLIZ
OFFICIAL SEAL
Notary Public, State of Illinois
My Commission Expires
July 09, 2023

Signature

Treasurer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC
Mail Processing
Section
MAR 0 2 2021
Washington DC
406

Report Pursuant to SEC Rule 17a-5 and Report of Independent Registered Public Accounting Firm

First Analysis Securities Corporation

December 31, 2020

This report is deemed public in accordance with Rule 17a-5(d) under the Securities Exchange Act of 1934.

Contents

RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors of
First Analysis Securities Corporation

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of First Analysis Securities Corporation (the Company) as of December 31, 2020, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2016.

Chicago, Illinois
February 25, 2021

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First Analysis Securities Corporation
STATEMENT OF FINANCIAL CONDITION
December 31, 2020

ASSETS

Cash and cash equivalents	$ 8,378,114
Accounts receivable	262,481
Deferred tax asset, net	-
TOTAL ASSETS	$ 8,640,595

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 4,529,113
Payable to affiliate	131,800
Deferred revenue	226,261
Total liabilities	4,887,174
STOCKHOLDER'S EQUITY	
Common stock, $1 par value; 1,000 shares authorized, issued and outstanding	1,000
Paid-in capital	15,632,489
Accumulated deficit	(11,880,068)
Total stockholder's equity	3,753,421
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 8,640,595

The accompanying notes are an integral part of this statement.

First Analysis Securities Corporation
NOTES TO FINANCIAL STATEMENT
December 31, 2020

NOTE A - ORGANIZATION

First Analysis Securities Corporation (the Corporation) is a wholly owned subsidiary of First Analysis Corporation (the Parent). The Corporation is a broker-dealer registered with the U.S. Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Corporation is an investment banker acting as a financial advisor. Prior to June 15, 2020, the Corporation also acted as an introducing broker in executing customer transactions.

For the period January 1, 2020 through June 15, 2020, the Corporation operated under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC, and as such, was exempt from the remaining provisions of the Rule. The requirement of Paragraph (k)(2)(ii) states that the Corporation clear all transactions on behalf of its customers on a fully disclosed basis with a clearing broker. The clearing broker carries all of the accounts of the customers and maintains and preserves all related book and records that are customarily kept by a clearing broker. Mirae Asset Securities (USA) Inc. served as the clearing broker for the Corporation through June 15, 2020.

For the period January 1, 2020 through December 31, 2020, the Corporation also relied on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.15c3-3 because the Corporation limited its activities to proprietary trading and receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients. The Corporation did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, did not carry accounts of or for customer and did not carry PAB accounts (as defined in Rule 15c3-3).

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

Accounting Policies

The Corporation follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Fair Value Measurements

The Corporation defines fair value as the amount to be received to sell an asset in an orderly transaction with market participants at the reporting date. Money market funds are valued based on the published net asset value per share on the day of valuation. All other investments will be valued by the Corporation in the absence of readily ascertainable market values. In determining the valuation of such securities, the Corporation considers the internal and external variables, including the current holding period of the investments, transactional events, market events, economic conditions and the industry environment. At December 31, 2020, the Corporation held warrants in: Built In, Inc., Cartasite, LLC, and Moleculera Labs, Inc. The Corporation deemed these warrants to have a value of $0.

The Corporation classifies its investments under a fair value hierarchy as follows: Level 1, which refers to securities traded in an active market; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available or Level 1 securities that have a contractual restriction; and Level 3, which refers to securities not traded in an active market and for which no significant observable market

NOTE B - SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

inputs are available. At December 31, 2020, the Corporation's assets were classified as follows, based on fair values:

	Level 1	Level 2	Level 3	Total
Money market funds (1)	$ 3,928,883	$ -	$ -	$ 3,928,883

(1) Included in cash and cash equivalents on the accompanying statement of financial condition.

The Corporation assesses the levels of the investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Corporation's accounting policy regarding the recognition of transfers between the levels of the fair value hierarchy. There were no transfers among Levels 1, 2, and 3 during the year.

Revenue Recognition

Commissions revenue includes trading commissions and research commissions. Trading commissions are derived from securities transactions, which are recorded on the trade date. Research commissions represent payments from third parties for investment research services provided. The performance obligation for research commissions is satisfied when the research services are provided to the customer. These commissions are generally recognized for the period in which they were invoiced and/or received, which is when the service is performed.

Consulting fees represent investment banking revenues. The Corporation recognizes investment banking revenue when (i) there is substantial evidence of an arrangement with a client, (ii) the agreed-upon services have been completed and delivered to the client or the transaction or events noted in the engagement letter are determined to be substantially complete, (iii) fees are fixed and determinable, and (iv) collection is reasonably assured.

As part of consulting fees, success fees are recognized when the services related to the underlying transactions are completed in accordance with the terms of the engagement letter and all other requirements for revenue recognition are met. On-going retainer fees are also earned and recognized as consulting fees over the period in which the related services are performed. Deferred revenue represents the portion of retainer fees received by the Corporation for which revenue has not yet been recognized.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

To satisfy the other disclosure requirements for contract assets and liabilities, the Corporation includes the following information:

	2020	2019
Contract assets	153,375	131,435
Contract liabilities (deferred revenue)	(226,261)	(52,889)

The timing of revenue recognition, billings, and cash collections results in receivables, contract assets and contract liabilities. Generally, billing occurs subsequent to revenue recognition, resulting in contract assets. Occasionally, the Corporation may receive advances or deposits from our customers before revenue is recognized, resulting in contract liabilities. Accounts receivable are recorded when consideration becomes unconditional. Contract assets are included in accounts receivable, and contract liabilities are included in deferred revenue in the statement of financial condition.

In 2020, contract assets increased by $21,940 and contract liabilities increased by $173,372 as a result of business operations.

Income Taxes

Income taxes are provided at the statutory rate based on income reported in the financial statements.

The Corporation is a member of a controlled group for income tax purposes and files as part of a consolidated federal income tax return with the Parent. The Corporation reports income taxes based on the separate company methodology.

The Corporation's provision for income taxes is calculated using the asset and liability method. The measurement of deferred tax assets and liabilities is based on enacted tax rates that will be in effect when the deferred items are expected to be realized. Deferred tax assets are reduced, if necessary, by the amount of such benefits that are not expected to be realized based on available evidence.

A tax position is recognized as a benefit only if it is more likely than not that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that has a greater than 50% likelihood of being realized on examination. As of December 31, 2020, the open tax years are 2017 through 2020. For tax positions not meeting the more likely than not test, no tax benefit is recorded. The Corporation did not have any material amounts accrued for interest and penalties at December 31, 2020. There were no material uncertain tax positions at December 31, 2020.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial

NOTE B - SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash at banks, money market funds, and money market accounts.

The Corporation is exposed to concentrations of credit risk. The Corporation maintains cash and cash equivalents at a financial institution where the total cash balance is insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per depositor, per bank. At times, the Corporation may maintain balances in excess of FDIC limits. In addition, the Corporation holds money market funds and money market accounts with a financial institution where the Corporation is exposed to credit risks associated with the performance of the counterparty. The Corporation monitors these credit risks at financial institutions and has not experienced any losses related to these risks.

Leases

Under Accounting Standards Update (ASU) 2016-02, Leases (Topic 842), lessees are required to recognize a right-of-use asset and lease liability for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification determining the pattern of expense recognition in the statement of operations. The right-of-use asset and corresponding liability will be allocated to and reflected in the financial statements of the entity that has the ability to use the leased asset. As of December 31, 2020, the Corporation concluded it does not have any leases that meet the definition under ASC 842.

Credit Losses

On January 1, 2020, the Corporation adopted ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This guidance requires an entity to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions and reasonable and supportable forecasts of future economic conditions. Due to the short-term nature of its accounts receivable, the Corporation uses historical collection experience and aging of the receivables balances as a basis in determining the expected credit loss allowance. The Corporation continuously monitors current and estimated future economic conditions and adjusts its assumptions when necessary. The adoption did not have a material impact on the Corporation's financial statements.

NOTE C - RELATED-PARTY TRANSACTIONS

The Parent performs certain administrative functions, including payment of common expenses, and other indirect expenses of the Corporation. Pursuant to a written agreement between the Parent and Corporation, the Corporation reimburses the Parent for its allocated portion of these expenses. At December 31, 2020, the Corporation had a payable to the Parent in the amount of $131,800, which is included in payable to affiliate on the accompanying statement of financial condition.

NOTE C - RELATED-PARTY TRANSACTIONS - CONTINUED

The Parent leases office space under a long-term lease agreement, a portion of which is made available to the Corporation through an expense sharing agreement. The Corporation pays the Parent for rent on a pro rata basis of the Parent's total rent payments. As the Parent's lease has a rent holiday and escalation clauses, the Corporation records rent expense on a straight-line basis. The difference between the rent expense recorded and the actual payments to the Parent is recorded as a liability. At December 31, 2020, the accrued rent liability of $236,302 is included in accounts payable and accrued expenses on the accompanying statement of financial condition.

The Parent has a stock option plan. Stock options have been granted with an exercise price greater than the fair market value of the Company stock on the date of grant and have a 15-year contractual term. The stock options typically vest one-third after years five, seven and nine. Various employees of the Corporation have stock options under such plan. At December 31, 2020, the Parent had 361,520 stock options outstanding, of which 79,000 were granted to employees of the Corporation. The 79,000 options outstanding have exercise prices between $84.42 and $96.65, with a weighted-average exercise price of $89.32 and a weighted-average remaining contractual life of 11.96 years.

The fair market value of stock options is estimated using the Options Pricing Model and the Corporation uses the following method to determine its underlying assumptions: expected volatilities are based on the historical volatilities of comparable public companies' common stock prices; the expected term represents the remaining period during which the option contracts are expected to be outstanding; the risk-free interest rate is based on the U.S. Treasury bonds issued with similar life terms to the expected term; the forfeiture rate is based on historical experience; and the Parent has not historically issued any dividends and does not expect to in the future.

The vested balance of these awards is $1,077,559, as of December 31, 2020, and is included within accounts payable and accrued expenses on the accompanying statement of financial condition.

NOTE D – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

Customers' transactions are introduced to and cleared on a fully disclosed basis through Mirae Asset Securities (USA) Inc., the Corporation's clearing broker. Under the terms of its clearing agreement, the Corporation guarantees the performance of its customers in meeting contracted obligations. In conjunction with the clearing broker, the Corporation seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines.

Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral, or reduce positions where necessary.

The Corporation is exposed to off-balance-sheet counterparty risk resulting from principal transactions in securities. Such risk arises in the event that counterparties fail to satisfy their obligations and the related collateral is insufficient. The Corporation monitors such risk on a daily basis.

NOTE D – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK - CONTINUED

The receivable from and deposit with the clearing broker, resulting from the Corporation's trading and brokerage activities, represent a concentration of credit risk. The Corporation does not anticipate nonperformance by its customers or clearing broker. It is the Corporation's policy to review, as necessary, the credit standing of each counterparty. The Corporation terminated its agreement with the clearing broker on June 15, 2020, and as of December 31, 2020, had no receivable from or deposit with the clearing broker.

NOTE E - NET CAPITAL REQUIREMENTS

The Corporation is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) (the Rule). Under the Rule, the Corporation is required to maintain net capital equivalent to $100,000 or 6-2/3% of aggregate indebtedness, whichever is greater, as these terms are defined.

Net capital and aggregate indebtedness change from day to day but, at December 31, 2020, the Corporation had net capital and net capital requirements of $3,412,362 and $325,812, respectively. The Rule may effectively restrict the payment of cash dividends. The ratio of aggregate indebtedness to total net capital was 1.43 to 1 at December 31, 2020.

NOTE F - INDEMNIFICATIONS

In the normal course of business, the Corporation is subject to various claims, litigation, regulatory and arbitration matters. Because these claims and matters are at different stages, management is unable to predict their outcomes. The Corporation also enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Corporation's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Corporation that have not yet occurred. The Corporation expects the risk of loss to be remote.

NOTE G - INCOME TAXES

Deferred income taxes relate primarily to the difference between the tax basis and carrying value of accrued expenses and investments.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be utilized. A deferred tax asset of $3,323,640 for the year ended December 31, 2020 has been reduced to $0 through a valuation allowance. The deferred tax asset and valuation allowance both decreased by $23,998 for the year ended December 31, 2020.

NOTE G - INCOME TAXES - CONTINUED

Deferred tax assets as of December 31, 2020, are comprised of the following:

Deferred tax assets		
NOL carryforwards	$	2,483,875
Stock compensation		307,158
Capital loss carryforward		90,956
Deferred rent		67,358
Deferred revenue		64,496
Other accruals and reserves		309,797
Total deferred income tax asset		3,323,640
Less: valuation allowance		(3,323,640)
Net deferred income tax asset	$	-

NOTE H - SUBSEQUENT EVENTS

The Corporation's management has determined that no other material events or transactions occurred subsequent to December 31, 2020 and through the date the Corporation's financial statements were issued, that would require adjustments and/or additional disclosures in the Corporation's financial statements.